UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

February 10, 2010

Commission File Number: 0-30232

MARK ONE GLOBAL INDUSTRIES, INC.
 (Translation of registrant's name into English)

14691 W. 151st Terrace, Olathe Kansas 66062
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. ]

Yes ☐    No ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.]

Item 1: Change of Control of Registrant

The Issuer has issued 127,500,000 shares of common stock, under the terms of the attached Schedule A.

Total issued and outstanding shares prior to this transaction were 78,790. After the issue of these shares there will be 127,578,790 shares issued and outstanding.

Item 2: Acquisition of or Disposition of Assets

In accordance with a Letter of Agreement dated January 15, 2010, the Issuer has issued to Premier Investment Group, Inc. 127,500,000 shares of common stock in exchange for a private placement of one billion Euros (€1,000,000.00)  or one billion three hundred seventy-six million one hundred thousand  United States dollars ($1,376,100,000.00)  (the “Funds”). The Funds are maintained in a bank account held in Amsterdam, Netherlands by ABN-AMRO Bank Amsterdam, N.V.

Item 6: Appointment and/or Resignation of Directors

The Issuer announces the resignation of Mr. Brian Jenkins as Director and President of the Issuer and the appointment of Mr. Nagy Guerges Shehata Guerges as President and Director.

Mark One Global Industries Inc.

February 10, 2010	By:	/s Nagy S Shehata
Nagy S Shehata
President and Director

Schedule A

LETTER OF AGREEMENT

This Letter of Agreement entered into on this day, January 15, 2010, by and between Mark One Global Industries Inc. (“MKGLF”), a British Columbia corporation and Premier Investment Group Incorporated (“Buyer”), collectively the parties (“parties”).

A.
MKGLF is a corporation duly organized in the Province of British Columbia, Canada and has all necessary corporate powers to conduct business.  The officers and directors of MKGLF have been authorized by the shareholders to change its domicile to another jurisdiction.

B.
The authorized capital stock of the MKGLF is 250,000,000 Shares of Common Stock, with a par value of $0.001 and 10,000,000 Shares of Preferred Stock, with a par value of $0.001.  There are 78,906 Shares of Common Stock issued and outstanding, with no Shares of Preferred Stock issued and outstanding.  At the Closing, there will be 78,906 Shares of Common Stock issued and outstanding and no Shares of Preferred Stock issued and outstanding.

C.
Documents provided to the Buyer will include the last audited balance sheets and the related statements of income and retained earnings for the period ended December 31, 2008.  The Company is current in its filings with the Securities and Exchange Commission.

D.	Since MKGLF has remained relatively dormant, there has been no change in the financial condition or operations of MKGLF.

E.
MKGLF at the signing of this Agreement, does not and will not, as of Closing, have any debt (other than as disclosed herein), liability, or obligation of any nature, whether accrued, absolute, contingent, or otherwise, and whether due or to become due, that is not reflected in MKGLF’s corporate records.  MKGLF is not aware of any pending, threatened or asserted claims, lawsuits or contingencies involving MKGLF, other than as disclosed.  There is no dispute of any kind between MKGLF and any third party, and no such dispute will exist at the Closing of this transaction.

F.
The Buyer has the right, power, and authority to enter into, and perform their obligations under this Agreement.  The execution and delivery of this Agreement by MKGLF  will not cause, constitute, or conflict with or result in

a.
 any breach or violation or any of the provisions of or constitute a default under any license, indenture, mortgage, charter, instrument, articles of incorporation, bylaw, or other agreement or instrument to which MKGLF is a party to, or by which they may be bound, nor will any consents or authorizations of any party other than those hereto be required,

b.	an event that would cause the Buyer (and/or assigns) to be liable to any party, or

c.	an event that would result in the creation or imposition of any lien, charge, or encumbrance on any asset of MKGLF or upon the Shares of Common Stock issued by MKGLF to be transferred to the Buyer.

G.
MKGLF is not a party to any contract, agreement or lease.  No person holds a power of attorney from MKGLF or the Sellers, other than as disclosed.   At the Closing, the MKGLF will have no assets or liabilities other than as disclosed.

H.
MKGLF has complied with, and is not in violation of any federal, provincial, or local statute, law, and/or regulation pertaining to MKGLF offer, sale and distribution of its securities under this Letter of Agreement.

I.
MKGLF is not a party to any existing or pending suit, action, arbitration, or legal administrative or other proceeding, or prior, existing or pending governmental investigation.  MKGLF is not subject to or in default with respect to any order, writ, injunction, or decree of any federal, provincial, local, or foreign court, department, agency, or instrumentality.

J.	Prior to the Transfer, MKGLF shall conduct its business in the normal course, and shall not without the approval of the Buyer on behalf of the Buyer and/or their assigns,

a.	sell, pledge, or assign any assets,

b.	amend its Certificate of Incorporation or Bylaws,

c.	declare dividends, redeem or sell stock or other securities,

d.	incur any liabilities,

e.	commit to or issue any options, warrants or shares of stock in the capital of MKGLF;

f.	enter into any debt, loan, debenture or encumbrance arrangement with respect to MKGLF or principal shareholders, officers and directors of MKGLF,

g.	acquire or dispose of any assets, enter into any contract, guarantee obligations of any third party, or

h.	enter into any other transaction.

K.	Each of the following documents, which are true, complete and correct in all material respects, will be submitted at the Closing:

a.	Certificate of Incorporation and all corporate filings in jurisdiction;

b.	Bylaws;

c.	Consent of the Board of Directors;

d.	List of Officers and Directors and the resignation(s) of officers and directors;

e.	Balance Sheet together with other financial statements;

f.	Evidence of good standing;

g.	Stock register and stock certificate and transfer records of MKGLF;

h.	Certificate of Officer(s) with respect to accuracy of representations and warranties in Article II herein;

i.	Corporate/minute book of MKGLF with all updated entries and filings; Certificate of Officer of MKGLF as to accuracy and correctness of representations and warranties;

j.	All records from the Annual & Special General Meeting on June 30, 2008 and 2009; and

k.	Representations and Warranties by MKGLF as to its liabilities.

L.
All minutes, consents or other documents pertaining to MKGLF to be delivered at the Transfer shall be valid and in accordance with the laws of the Province of British Columbia, Canada and the federal securities laws of the Province of British Columbia.

M.	Buyer desires to invest approximately one billion Euros (€1,000,000,000.00) into a public company (the “Funds”).

N.
The purpose of this Agreement is provide the Buyer with the Shares of Common Stock which gives the Buyer control of MKGLF, and thereby, the ability to issue shares in exchange for the Funds under a registration statement.

NOW, THEREFORE, MKGLF and the Buyer for valuable consideration received, agree to the following

1.	Buyer to transfer one billion Euros (€1,000,000,000.00) into MKGLF for management control, the majority of the Common Stock of MKGLF.

2.
Should the Buyer be unable to transfer one billion Euros (€1,000,000,000.00) into MKGLF within two months from the date of this Agreement, the Buyer agrees to release MKGLF from any and all obligations under this Agreement.

3.
Any controversy of claim arising out of, or relating to, this Agreement or the making, performance, or interpretation thereof, shall be settled by arbitration in the Province of British Columbia, in accordance with the Rules of the British Columbia Rules of Arbitration then existing, and judgment on the arbitration award may be entered in any court having jurisdiction over the subject matter of the controversy.

The Parties do hereby agree to enter into this Letter of Agreement, on the aforementioned date first appearing in this Agreement.

Mark One Global Industries Inc.	Premier Investment Group, Inc.

By: /s Brian Jenkins	By:

Brian Jenkins	Nagy Guerges Shehata Guerges

Title: President	Title: President

Witness by: /s/ David Alexander	Witnessed by:

Canadian Passport No WD 151833	USA Passport No.: 087238773